# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Green Dot Corporation, CIK 0001386278
CUSIP: 39304D102
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1675 N. Freedom Blvd, 200 West, Building 1, Provo, Utah (UT), 84604
Date of event which requires filing of this statement: 02/03/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001517666

## Reporting persons
- Western Standard LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 2,810,302; shared voting power 0; sole dispositive power 2,810,302; shared dispositive power 0; aggregate amount beneficially owned 2,810,302 (5.01% of the class)

## Item 1. Issuer
Name of issuer: Green Dot Corporation
Address of issuer's principal executive offices: 1675 N. Freedom Blvd (200 West) Building 1 / Provo, Utah / 84604

## Item 2. Person Filing
Name of person filing: Eric D. Andersen
Address of principal business office or, if none, residence: 5757 Wilshire Blvd, Suite 636 / Los Angeles, CA / 90036 / United States
Citizenship: Western Standard, LLC is a California limited liability company. Mr. Andersen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,810,302
Percent of class: 5.01%
Sole power to vote or to direct the vote: 2,810,302
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,810,302
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Western Standard LLC: Eric D. Andersen, Managing Member of Western Standard LLC (05/04/2026)